SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

LANDMARK APARTMENT TRUST, INC.
(Name of Subject Company)

LANDMARK APARTMENT TRUST, INC.
(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

40009R 107
(CUSIP Number of Class of Securities)

Anthony E. Szydlowski, Esq.
4901 Dickens Road, Suite 101
Richmond, Virginia 23230
(804) 237-1335

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplememts the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Landmark Apartment Trust, Inc., a Maryland corporation ("Landmark" or the “Company”) with the Securities and Exchange Commission (the “SEC”) on October 22, 2015, relating to the tender offer (the “Offer”) by MacKenzie Capital Realty, Inc. (the “Offeror”), to purchase up to 1,300,000 shares (“Shares”) of the outstanding common stock, par value $0.01 per share, of Landmark, at a price of $7.00 per share.

Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
Item 4 of the Statement is hereby amended by replacing paragraphs (a) and (b) thereof with the following:
(a) Solicitation or Recommendation
The Company’s Board of Directors, together with certain of the Company’s outside advisors, has carefully evaluated the terms of the Offer. Based on its review, the Board of Directors has unanimously determined that the Offer is not in the best interests of the Company’s stockholders and recommends that its stockholders reject the Offer and not tender their shares to the Offeror pursuant to the Offer.
The Board of Directors acknowledges that each stockholder must evaluate whether to tender his, her or its shares to the Offeror pursuant to the Offer and that an individual stockholder may determine to tender based on, among other things, its individual liquidity needs.
(b) Reasons for the Recommendation
In reaching its determination and in making the recommendation described above, the Board of Directors (1) reviewed the terms and conditions of the Offer; (2) considered information provided from time to time by the Company’s officers and certain outside advisors; and (3) considered the terms and conditions of the Merger Agreement (as defined below). The Board of Directors believes that the Offer is not in the best interests of the Company’s stockholders due to the Company's entry into a definitive agreement to be acquired by an affiliate of Starwood Capital Group and Milestone Apartments Real Estate Investment Trust. As previously announced on October 22, 2015, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) to be acquired by Monument Partners, L.L.C. in an all cash transaction for a purchase price of $8.17 per share of Company common stock (the “Merger”). Any stockholder who tenders Shares into the Offer at the price of $7.00 per Share would receive $1.17 less per Share than the per share price pursuant to the Merger. The Merger is subject to customary closing conditions and the Company is unable to assure you that the Merger will be consummated.
In light of the reasons described above, the Board of Directors believes that the Offer is less than the current and potential value of the Shares and has unanimously determined that the Offer is not in the best interests of the Company’s stockholders. Accordingly, the Board of Directors unanimously recommends that its stockholders reject the Offer and not tender their shares to the Offeror for purchase pursuant to the Offer. The Board of Directors acknowledges that each stockholder must evaluate whether to tender its shares to the Offeror pursuant to the Offer and that an individual stockholder may determine to tender based on, among other things, its individual liquidity needs. The Merger is subject to customary closing conditions and the Company is unable to assure you that the Merger will be consummated.
ITEM 9. EXHIBITS.
Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

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EXHIBIT INDEX

Exhibits
(a)(2)	Press Release by Landmark dated November 23, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LANDMARK APARTMENT TRUST, INC.

/s/ Stanley J. Olander, Jr.
By: Stanley J. Olander, Jr.
Its: Chief Executive Officer and President

Date: November 23, 2015

EXHIBIT INDEX

Exhibits
(a)(2)	Press Release by Landmark dated November 23, 2015.

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